Form N-8F Amendment - Redlined Version

Form N-8F Amendment - Clean Version

FORM N-8F
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

Application Pursuant to Section 8(f) of the
Investment Company Act of 1940 (“Act”)
and Rule 8f-1 Thereunder for Order Declaring
that a Registered Investment Company has Ceased
to be an Investment Company under the Act

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):
[  ]           Merger
[x]           Liquidation*
[  ]           Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and
25 of this form and complete verification at the end of the form.)
[  ]           Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

*Plan of Liquidation and Dissolution of Old Mutual Insurance Series Fund, adopted by the Board of Trustees on August 22, 2008, is appended to the Initial Application as Exhibit A.

2.	Name of fund: Old Mutual Insurance Series Fund (the “Fund”)

3.	Securities and Exchange Commission File No.: 811-08009

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[   ]           Initial Application                                [ X ]           Amendment

5.	Address of Principal Executive Office (include No. and Street, City, State, Zip Code):

Old Mutual Insurance Series Fund
4643 South Ulster Street, Suite 600
Denver, Colorado  80237

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Rhonda A. Mills
Old Mutual Capital, Inc.
4643 South Ulster Street, Suite 600
Denver, Colorado  80237
Telephone:  720-200-7736

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund’s records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Old Mutual Capital, Inc.
4643 South Ulster Street, Suite 600
Denver, Colorado  80237
Attn:  Compliance
Telephone:  720-200-7600

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[X]           Management company;
[  ]           Unit investment trust; or
[  ]           Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[X]           Open-end                                [  ]           Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware or Massachusetts):

The Fund is organized as a Delaware statutory trust.

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Old Mutual Capital, Inc.
4643 South Ulster Street, Suite 600
Denver, CO  80237

Ashfield Capital Partners, LLC
750 Battery Drive, Suite 600,
San Francisco, California  94111

Columbus Circle Investors
Metro Center, One Station Place
Stamford, CT  06902

Copper Rock Capital Partners, LLC
200 Clarendon Street, 51st Floor
Boston, MA  02116

Eagle Asset Management, Inc.
880 Carillon Parkway
St. Petersburg, FL  33716

Munder Capital Management
480 Pierce Street
Birmingham, MI  48009

Turner Investment Partners, Inc.
1205 Westlakes Drive, Suite 100
Berwyn, PA  19312

Liberty Ridge Capital, Inc.
1205 Westlakes Drive, Suite 230
Berwyn, PA  19312

CastleArk Management, LLC
1 North Wacker Drive, Suite 2950
Chicago, IL  60606

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those principal underwriters have been terminated:

Old Mutual Investment Partners
4643 South Ulster Street, Suite 600
Denver, Colorado  80237

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

The Fund is not a UIT.

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[X]  Yes                      []  No

If Yes, for each UIT state:

Name(s):  Annuity Investors Variable Account A

File No.: 811-07299

Business Address:  c/o Annuity Investors Life Insurance Co, P.O. Box 5423, Cincinnati, OH  45201-5423

Name(s):  Annuity Investors Variable Account B

File No.: 811-08017

Business Address:  c/o Annuity Investors Life Insurance Co, P.O. Box 5423, Cincinnati, OH  45201-5423

Name(s):  Annuity Investors Variable Account C

File No.: 811-21095

Business Address:  c/o Annuity Investors Life Insurance Co, P.O. Box 5423, Cincinnati, OH  45201-5423

Name(s):  AUL American Individual Unit Trust

File No.: 811-08536

Business Address:  One American Square, P.O. Box 1995, Indianapolis, In  46204

Name(s):  AUL American Individual Variable Annuity Unit Trust

File No.: 811-09193

Business Address:  One American Square, P.O. Box 1995, Indianapolis, In  46204

Name(s):  AUL American Individual Variable Life Unit Trust

File No.: 811-08311

Business Address:  One American Square, P.O. Box 1995, Indianapolis, In  46204

Name(s):  AUL American Unit Trust

File No.: 811-05929

Business Address:  One American Square, P.O. Box 1995, Indianapolis, In  46204

Name(s):  Empire Fidelity Investments Variable Annuity Account A

File No.: 811-06388

Business Address:  82 Devonshire Street, #H4C, Boston, MA  02109-3605

Name(s):  Fidelity Investments Variable Annuity Account I

File No.: 811-05315

Business Address:  82 Devonshire Street, #H4C, Boston, MA  02109-3605

Name(s):  Fidelity Investments Variable Life Account I

File No.: 811-05258

Business Address:  82 Devonshire Street, #H4C, Boston, MA  02109-3605

Name(s):  First Variable Annuity Fund A

File No.: 811-01680

Business Address:  Protective Life Insurance Company, 2801 Highway 280 South, Bldg. 3, Birmingham, Alabama 35223

Name(s):  First Variable Annuity Fund E

File No.: 811-04092

Business Address:  Protective Life Insurance Company, 2801 Highway 280 South, Bldg. 3, Birmingham, Alabama 35223

Name(s):  Fulcrum Separate Account of Commonwealth Annuity & Life Insurance Company

File No.: 811-07799

Business Address:  132 Turnpike Road, Suite 210, Southborough, MA  01772

Name(s):  Fulcrum Separate Account of First Allmerica Financial Life Insurance Company

File No.: 811-07947

Business Address:  Allmerica Financial, 440 Lincoln Street, Worcester, MA  01615-9883

Name(s):  Fulcrum Variable Life Separate Account of Commonwealth Annuity & Life Insurance Company

File No.: 811-07913

Business Address:  132 Turnpike Road, Suite 210, Southborough, MA  01772

Name(s):  GE Capital Life Separate Account II

File No.: 811-08475

Business Address:  6610 West Broad Street, Bldg. 3, 5th Floor, Richmond, VA  23230-1702

Name(s):  Life of Virginia Separate Account II

File No.: 811-04885

Business Address:  6610 West Broad Street, Bldg. 3, 5th Floor, Richmond, VA  23230-1702

Name(s):  Life of Virginia Separate Account III

File No.: 811-05054

Business Address:  6610 West Broad Street, Bldg. 3, 5th Floor, Richmond, VA  23230-1702

Name(s):  MONY America Variable Account A

File No.: 811-05166

Business Address:  1290 Avenue of the Americas, Mail Stop 12-5, New York, NY  10104

Name(s):  MONY America Variable Account L

File No.: 811-04234

Business Address:  1290 Avenue of the Americas, Mail Stop 12-5, New York, NY  10104

Name(s):  MONY Variable Account A

File No.: 811-06218

Business Address:  1290 Avenue of the Americas, Mail Stop 12-5, New York, NY  10104

Name(s):  MONY Variable Account L

File No.: 811-06215

Business Address:  1290 Avenue of the Americas, Mail Stop 12-5, New York, NY  10104

Name(s):  Ohio National Variable Account A

File No.: 811-01978

Business Address:  One Financial Way, Cincinnati, OH  45242

Name(s):  Ohio National Variable Account B

File No.: 811-1979

Business Address:  One Financial Way, Cincinnati, OH  45242

Name(s):  Ohio National Variable Account R

File No.: 811-04320

Business Address:  One Financial Way, Cincinnati, OH  45242

Name(s):  Separate Account VL of First Variable Life Insurance Company

File No.: 811-07647

Business Address:  Protective Life Insurance Company, 2801 Highway 280 South, Bldg. 3, Birmingham, Alabama 35223

Name(s):  WRL Series Life Corporate Account

File No.: 811-08833

Business Address:  Western Reserve Life Assurance Co. of Ohio, 570 Carillon Parkway, St. Petersburg, FL  33716

15.	(a)Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes	[ ] No

If Yes, state the date on which the board vote took place:  August 22, 2008

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
[ ]  Yes                                [X]  No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

The Staff of the Securities and Exchange Commission (the “SEC”) has expressed its belief that the Investment Company Act of 1940 Act (“1940 Act”) does not require shareholder approval of the dissolution and complete liquidation of an investment company, such as the Fund.1  Accordingly, the determination of whether a shareholder vote was required to effect the Old Mutual Insurance Series Fund liquidation was made pursuant to state law.

Old Mutual Insurance Series Fund is organized as a Delaware statutory trust.  The Delaware Statutory Trust Act (the “Delaware Act”) permits a trust’s governing instrument to set forth the requirement of shareholder approval for certain transactions (e.g. dissolution, merger, conversion, etc.).  The Agreement and Declaration of Trust of Old Mutual Insurance Series Fund did not require shareholder approval to liquidate and dissolve the series portfolios of the Fund or to terminate the Fund.

1 See Generic Comment Letter to Registrant from Carolyn B. Lewis, Assistant Director, Securities and Exchange Commission, Division of Investment Management (February 25, 1994) available at 1994 SEC No-Act. LEXIS 470. approval for certain transactions (e.g. dissolution, merger, conversion, etc.).

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X]  Yes                      [  ]  No

(a)	If Yes, list the date(s) on which the fund made those distributions:

December 15, 2008

(b)	Were the distributions made on the basis of net assets?

[X]  Yes                      [  ]  No

(c)	Were the distributions made pro rata based on share ownership?

[X]  Yes                      [  ]  No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

Not applicable.

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

[  ]  Yes                      [X]  No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

Not applicable.

17.	Closed-end funds only:

Has the fund issued senior securities?

[  ]  Yes                      [  ]  No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

Not Applicable.

18.	Has the fund distributed all of its assets to the fund’s shareholders?**

[X]  Yes                      [  ]  No

**The following tax reclaims receivables were not reduced to cash and included in the final liquidating distributions, as they have not yet been received.  However, in connection with the liquidation, the tax reclaims receivables were transferred to a liquidating trust and interests in the liquidating trust were distributed to shareholders of the Funds.  A further description of the liquidating trust is included below in response to Item 20.  A copy of the Liquidating Trust Agreement is included as Exhibit B to this Form N-8F.

Old Mutual Columbus Circle Technology & Communications Portfolio
$345.06	Aixtron (Germany) – reclaims receivable, amount deemed collectable in agreement with Custody
Old Mutual Growth II Portfolio
$298.98	Syngenta (Switzerland) – reclaims receivable, amount deemed collectable in agreement with Custody
$382.95	Syngenta (Switzerland) – reclaims receivable, amount deemed collectable in agreement with Custody – second reclaim
Old Mutual Large Cap Growth Portfolio
$279.90	Credit Suisse Group (Switzerland) – reclaims receivable, amount deemed collectable in agreement with Custody
$232.46	Novartis (Switzerland) – reclaims receivable, amount deemed collectable in agreement with Custody
$693.78	UBS (Switzerland) – reclaims receivable, amount deemed collectable in agreement with Custody

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[  ]  Yes                      [X]  No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?***

(See question 18 above)

[  ]  Yes                      [ X ]  No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

[  ]  Yes                      [  ]  No

***Each of the series portfolios (the “Portfolios”) of the Fund has distributed all of its assets to the Portfolios’ shareholders, with the exception of the tax reclaims receivables, described above in response to Item 18.  Additionally, each Portfolio is a class member of certain securities class action litigations and may receive distributions from the settlement of one or more of these class actions subsequent to the final liquidation and dissolution of the Fund and its Portfolios (the “Liquidation”).  (No receivables were booked with respect to the class action litigation settlements, as there is no guarantee that settlement proceeds will be received and no way of estimating what the amounts of those settlements will be, if received.)  In order to allow for the complete liquidation and dissolution of the Fund and its Portfolios, the Fund established a liquidating trust (the “Liquidating Trust”), with The Bank of New York Mellon Trust Company, N.A. (“BONY”) acting as trustee (the “Liquidating Trustee”), pursuant to which the tax reclaims and the securities class action claims have been assigned in connection with the Liquidation in exchange for beneficial interests in the Liquidating Trust, which interests have been distributed to the shareholders who held Portfolio shares of record as of the effective date of the Plan of Liquidation and Dissolution.  BONY has no discretion with respect to the contributed assets other than to take whatever steps are necessary to reduce those assets to cash and distribute the proceeds at least annually to the holders of beneficial interest in the Liquidating Trust, pursuant to instructions received from Old Mutual Capital, Inc.  (Old Mutual Capital, Inc. served as investment manager to the Fund prior to the liquidation of its Portfolios.)  The term of the Liquidating Trust will be three years, with the ability of the Liquidating Trustee to extend the term for additional periods, pursuant to instruction from Old Mutual Capital, Inc., if deemed necessary and appropriate and if allowable under existing regulations.

The Old Mutual Insurance Series Fund Liquidating Trust Agreement, dated December 15, 2008, is appended to the Initial Application as Exhibit B.

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ X ]  Yes                      []  No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

•	Custody Fees ($18,591.19)

•	Insurance ($62,731.61)

•	Legal Fees ($19,482.57)

•	Miscellaneous Fees ($765.19)

•	Printing Fees ($64,141.32)

•	Tax Services Fees ($20,589.11)

•	Transfer Agent Fees ($275.26)

•	Trustee Fees ($91.14)

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

A reserve for payment of outstanding liabilities has been established and is being held in the individual custody accounts maintained at the Fund’s custodian, The Bank of New York Mellon, on behalf of each Portfolio.   As of February 23, 2009, all outstanding liabilities noted in response to Item 21(a) have been paid, with the exception of a portion of the liabilities noted in the Insurance and Printing Fees bullet points.  The outstanding Insurance liability of $62,500, as of February 23, 2009, will be invoiced and paid at the time of issuance of post-liquidation insurance coverage, scheduled to occur upon receipt of the Order of Deregistration.  The outstanding Printing Fees liability of $62,364.00 will be paid upon receipt of a final invoice to be issued pursuant to the terms of a Participation Agreement to which Old Mutual Insurance Series Fund and the billing entity were parties.

IV.	Information About Event(s) Leading to Request for Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $44,080.50 (fully paid by the Portfolios as of February 23, 2009)
(ii)	Accounting expenses: no additional liquidation-specific accounting expenses
(iii)	Other expenses (list and identify separately):
•
Establishing and maintaining the liquidating trust: $130,000 ($80,000 remaining to be paid by Old Mutual Capital, Inc. as of February 23, 2009 pursuant to the terms of the Liquidating Trust Agreement – See response to Item 22(c), below.)

•	Insurance: $62,500 ($62,500 remaining to be paid by the Portfolios as of February 23, 2009)

•	Trustee Fees: $4,000 (fully paid by the Portfolios as of February 23, 2009)

(iv) Total expenses (sum of lines (i)–(iii) above):  $240,580.50 (of which $62,500 is remaining to be paid by the Portfolios and $80,000 is remaining to be paid by Old Mutual Capital, Inc.)

(b)	How were those expenses allocated?

Expenses incurred in connection with the establishment and maintenance of the Liquidating Trust ($130,000, as set forth in the first bullet point under Item 22(a)(iii)) have been or will be paid by Old Mutual Capital, Inc., pursuant to the terms of the Liquidating Trust Agreement.  Old Mutual Capital, Inc. may be reimbursed for payment of these expenses from the proceeds of distributions from class action litigation settlements or tax reclaims received by the Liquidating Trust.   Please refer to Schedule D of the Liquidating Trust Agreement, appended to the initial Application as Exhibit B, for further details.

All other expenses incurred in connection with the liquidation (legal expenses of $44,080.50, insurance expenses of $62,500, and trustees fees of $4,000) have been allocated pro rata among the Fund’s Portfolios, based upon each Portfolio’s relative asset size in relation to the overall assets of the Fund.

(c)	Who paid those expenses?

As of February 23, 2009, Old Mutual Capital, Inc. has paid expenses totaling $50,000 in connection with the establishment and maintenance of the Liquidating Trust , and will pay the remaining $80,000 as billed over the life of the Liquidating Trust.   Pursuant to the terms of the Liquidating Trust Agreement, Old Mutual Capital, Inc. is entitled to receive reimbursement for payment of these fees from the tax reclaims and/or class action litigation settlement proceeds received by the Liquidating Trust.  Please refer to Schedule D of the Liquidating Trust Agreement, appended to the Initial Application as Exhibit B, for further detail.

All other expenses incurred in connection with the liquidation were paid, or will be paid , directly by the Fund’s Portfolios, subject to the expense limitation agreements in effect at the time of Liquidation .   As of February 23, 2009, all other expenses incurred in connection with the liquidation have been paid, with the exception of the insurance premium of $62,500, which will be invoiced and paid at the time of issuance of post-liquidation insurance coverage, scheduled to occur upon receipt of the Order of Deregistration.

(d)	How did the fund pay for unamortized expenses (if any)?

All Fund expenses were fully amortized prior to the final liquidation.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ X ]  Yes                      []  No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

Securities and Exchange Commission File No.: 811-08009

An Application for an Order of Deregistration was filed on December 24, 2008.  This filing is an Amendment to that Application.

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[  ]  Yes                      [X]  No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[  ]  Yes                      [X]  No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)State the name of the fund surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the Merger:

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) she has executed this Amendment to Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Old Mutual Insurance Series Fund, (ii) she is the Assistant Treasurer of Old Mutual Insurance Series Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.

/s/ Kathryn A. Burns_______
Kathryn A. Burns

FORM N-8F
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

Application Pursuant to Section 8(f) of the
Investment Company Act of 1940 (“Act”)
and Rule 8f-1 Thereunder for Order Declaring
that a Registered Investment Company has Ceased
to be an Investment Company under the Act

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):
[  ]           Merger
[x]           Liquidation*
[  ]           Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and
25 of this form and complete verification at the end of the form.)
[  ]           Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

*Plan of Liquidation and Dissolution of Old Mutual Insurance Series Fund, adopted by the Board of Trustees on August 22, 2008, is appended to the Initial Application as Exhibit A.

2.	Name of fund: Old Mutual Insurance Series Fund (the “Fund”)

3.	Securities and Exchange Commission File No.: 811-08009

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[ ]           Initial Application                                [X ]           Amendment

5.	Address of Principal Executive Office (include No. and Street, City, State, Zip Code):

Old Mutual Insurance Series Fund
4643 South Ulster Street, Suite 600
Denver, Colorado  80237

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Rhonda A. Mills
Old Mutual Capital, Inc.
4643 South Ulster Street, Suite 600
Denver, Colorado  80237
Telephone:  720-200-7736

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund’s records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Old Mutual Capital, Inc.
4643 South Ulster Street, Suite 600
Denver, Colorado  80237
Attn:  Compliance
Telephone:  720-200-7600

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[X]           Management company;
[  ]           Unit investment trust; or
[  ]           Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[X]           Open-end                                [  ]           Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware or Massachusetts):

The Fund is organized as a Delaware statutory trust.

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Old Mutual Capital, Inc.
4643 South Ulster Street, Suite 600
Denver, CO  80237

Ashfield Capital Partners, LLC
750 Battery Drive, Suite 600,
San Francisco, California  94111

Columbus Circle Investors
Metro Center, One Station Place
Stamford, CT  06902

Copper Rock Capital Partners, LLC
200 Clarendon Street, 51st Floor
Boston, MA  02116

Eagle Asset Management, Inc.
880 Carillon Parkway
St. Petersburg, FL  33716

Munder Capital Management
480 Pierce Street
Birmingham, MI  48009

Turner Investment Partners, Inc.
1205 Westlakes Drive, Suite 100
Berwyn, PA  19312

Liberty Ridge Capital, Inc.
1205 Westlakes Drive, Suite 230
Berwyn, PA  19312

CastleArk Management, LLC
1 North Wacker Drive, Suite 2950
Chicago, IL  60606

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those principal underwriters have been terminated:

Old Mutual Investment Partners
4643 South Ulster Street, Suite 600
Denver, Colorado  80237

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

The Fund is not a UIT.

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[X]  Yes                      []  No

If Yes, for each UIT state:

Name(s):  Annuity Investors Variable Account A

File No.: 811-07299

Business Address:  c/o Annuity Investors Life Insurance Co, P.O. Box 5423, Cincinnati, OH  45201-5423

Name(s):  Annuity Investors Variable Account B

File No.: 811-08017

Business Address:  c/o Annuity Investors Life Insurance Co, P.O. Box 5423, Cincinnati, OH  45201-5423

Name(s):  Annuity Investors Variable Account C

File No.: 811-21095

Business Address:  c/o Annuity Investors Life Insurance Co, P.O. Box 5423, Cincinnati, OH  45201-5423

Name(s):  AUL American Individual Unit Trust

File No.: 811-08536

Business Address:  One American Square, P.O. Box 1995, Indianapolis, In  46204

Name(s):  AUL American Individual Variable Annuity Unit Trust

File No.: 811-09193

Business Address:  One American Square, P.O. Box 1995, Indianapolis, In  46204

Name(s):  AUL American Individual Variable Life Unit Trust

File No.: 811-08311

Business Address:  One American Square, P.O. Box 1995, Indianapolis, In  46204

Name(s):  AUL American Unit Trust

File No.: 811-05929

Business Address:  One American Square, P.O. Box 1995, Indianapolis, In  46204

Name(s):  Empire Fidelity Investments Variable Annuity Account A

File No.: 811-06388

Business Address:  82 Devonshire Street, #H4C, Boston, MA  02109-3605

Name(s):  Fidelity Investments Variable Annuity Account I

File No.: 811-05315

Business Address:  82 Devonshire Street, #H4C, Boston, MA  02109-3605

Name(s):  Fidelity Investments Variable Life Account I

File No.: 811-05258

Business Address:  82 Devonshire Street, #H4C, Boston, MA  02109-3605

Name(s):  First Variable Annuity Fund A

File No.: 811-01680

Business Address:  Protective Life Insurance Company, 2801 Highway 280 South, Bldg. 3, Birmingham, Alabama 35223

Name(s):  First Variable Annuity Fund E

File No.: 811-04092

Business Address:  Protective Life Insurance Company, 2801 Highway 280 South, Bldg. 3, Birmingham, Alabama 35223

Name(s):  Fulcrum Separate Account of Commonwealth Annuity & Life Insurance Company

File No.: 811-07799

Business Address:  132 Turnpike Road, Suite 210, Southborough, MA  01772

Name(s):  Fulcrum Separate Account of First Allmerica Financial Life Insurance Company

File No.: 811-07947

Business Address:  Allmerica Financial, 440 Lincoln Street, Worcester, MA  01615-9883

Name(s):  Fulcrum Variable Life Separate Account of Commonwealth Annuity & Life Insurance Company

File No.: 811-07913

Business Address:  132 Turnpike Road, Suite 210, Southborough, MA  01772

Name(s):  GE Capital Life Separate Account II

File No.: 811-08475

Business Address:  6610 West Broad Street, Bldg. 3, 5th Floor, Richmond, VA  23230-1702

Name(s):  Life of Virginia Separate Account II

File No.: 811-04885

Business Address:  6610 West Broad Street, Bldg. 3, 5th Floor, Richmond, VA  23230-1702

Name(s):  Life of Virginia Separate Account III

File No.: 811-05054

Business Address:  6610 West Broad Street, Bldg. 3, 5th Floor, Richmond, VA  23230-1702

Name(s):  MONY America Variable Account A

File No.: 811-05166

Business Address:  1290 Avenue of the Americas, Mail Stop 12-5, New York, NY  10104

Name(s):  MONY America Variable Account L

File No.: 811-04234

Business Address:  1290 Avenue of the Americas, Mail Stop 12-5, New York, NY  10104

Name(s):  MONY Variable Account A

File No.: 811-06218

Business Address:  1290 Avenue of the Americas, Mail Stop 12-5, New York, NY  10104

Name(s):  MONY Variable Account L

File No.: 811-06215

Business Address:  1290 Avenue of the Americas, Mail Stop 12-5, New York, NY  10104

Name(s):  Ohio National Variable Account A

File No.: 811-01978

Business Address:  One Financial Way, Cincinnati, OH  45242

Name(s):  Ohio National Variable Account B

File No.: 811-1979

Business Address:  One Financial Way, Cincinnati, OH  45242

Name(s):  Ohio National Variable Account R

File No.: 811-04320

Business Address:  One Financial Way, Cincinnati, OH  45242

Name(s):  Separate Account VL of First Variable Life Insurance Company

File No.: 811-07647

Business Address:  Protective Life Insurance Company, 2801 Highway 280 South, Bldg. 3, Birmingham, Alabama 35223

Name(s):  WRL Series Life Corporate Account

File No.: 811-08833

Business Address:  Western Reserve Life Assurance Co. of Ohio, 570 Carillon Parkway, St. Petersburg, FL  33716

15.	(a)Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes	[ ] No

If Yes, state the date on which the board vote took place:  August 22, 2008

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
[ ]  Yes                                [X]  No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

The Staff of the Securities and Exchange Commission (the “SEC”) has expressed its belief that the Investment Company Act of 1940 Act (“1940 Act”) does not require shareholder approval of the dissolution and complete liquidation of an investment company, such as the Fund.1  Accordingly, the determination of whether a shareholder vote was required to effect the Old Mutual Insurance Series Fund liquidation was made pursuant to state law.

Old Mutual Insurance Series Fund is organized as a Delaware statutory trust.  The Delaware Statutory Trust Act (the “Delaware Act”) permits a trust’s governing instrument to set forth the requirement of shareholder approval for certain transactions (e.g. dissolution, merger, conversion, etc.).  The Agreement and Declaration of Trust of Old Mutual Insurance Series Fund did not require shareholder approval to liquidate and dissolve the series portfolios of the Fund or to terminate the Fund.

1 See Generic Comment Letter to Registrant from Carolyn B. Lewis, Assistant Director, Securities and Exchange Commission, Division of Investment Management (February 25, 1994) available at 1994 SEC No-Act. LEXIS 470. approval for certain transactions (e.g. dissolution, merger, conversion, etc.).

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X]  Yes                      [  ]  No

(a)	If Yes, list the date(s) on which the fund made those distributions:

December 15, 2008

(b)	Were the distributions made on the basis of net assets?

[X]  Yes                      [  ]  No

(c)	Were the distributions made pro rata based on share ownership?

[X]  Yes                      [  ]  No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

Not applicable.

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

[  ]  Yes                      [X]  No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

Not applicable.

17.	Closed-end funds only:

Has the fund issued senior securities?

[  ]  Yes                      [  ]  No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

Not Applicable.

18.	Has the fund distributed all of its assets to the fund’s shareholders?**

[X]  Yes                      [  ]  No

**The following tax reclaims receivables were not reduced to cash and included in the final liquidating distributions, as they have not yet been received.  However, in connection with the liquidation, the tax reclaims receivables were transferred to a liquidating trust and interests in the liquidating trust were distributed to shareholders of the Funds.  A further description of the liquidating trust is included below in response to Item 20.  A copy of the Liquidating Trust Agreement is included as Exhibit B to this Form N-8F.

Old Mutual Columbus Circle Technology & Communications Portfolio
$345.06	Aixtron (Germany) – reclaims receivable, amount deemed collectable in agreement with Custody
Old Mutual Growth II Portfolio
$298.98	Syngenta (Switzerland) – reclaims receivable, amount deemed collectable in agreement with Custody
$382.95	Syngenta (Switzerland) – reclaims receivable, amount deemed collectable in agreement with Custody – second reclaim
Old Mutual Large Cap Growth Portfolio
$279.90	Credit Suisse Group (Switzerland) – reclaims receivable, amount deemed collectable in agreement with Custody
$232.46	Novartis (Switzerland) – reclaims receivable, amount deemed collectable in agreement with Custody
$693.78	UBS (Switzerland) – reclaims receivable, amount deemed collectable in agreement with Custody

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[  ]  Yes                      [X]  No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?***

(See question 18 above)

[  ]  Yes                      [ X ]  No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

[  ]  Yes                      [  ]  No

***Each of the series portfolios (the “Portfolios”) of the Fund has distributed all of its assets to the Portfolios’ shareholders, with the exception of the tax reclaims receivables, described above in response to Item 18.  Additionally, each Portfolio is a class member of certain securities class action litigations and may receive distributions from the settlement of one or more of these class actions subsequent to the final liquidation and dissolution of the Fund and its Portfolios (the “Liquidation”).  (No receivables were booked with respect to the class action litigation settlements, as there is no guarantee that settlement proceeds will be received and no way of estimating what the amounts of those settlements will be, if received.)  In order to allow for the complete liquidation and dissolution of the Fund and its Portfolios, the Fund established a liquidating trust (the “Liquidating Trust”), with The Bank of New York Mellon Trust Company, N.A. (“BONY”) acting as trustee (the “Liquidating Trustee”), pursuant to which the tax reclaims and the securities class action claims have been assigned in connection with the Liquidation in exchange for beneficial interests in the Liquidating Trust, which interests have been distributed to the shareholders who held Portfolio shares of record as of the effective date of the Plan of Liquidation and Dissolution.  BONY has no discretion with respect to the contributed assets other than to take whatever steps are necessary to reduce those assets to cash and distribute the proceeds at least annually to the holders of beneficial interest in the Liquidating Trust, pursuant to instructions received from Old Mutual Capital, Inc.  (Old Mutual Capital, Inc. served as investment manager to the Fund prior to the liquidation of its Portfolios.)  The term of the Liquidating Trust will be three years, with the ability of the Liquidating Trustee to extend the term for additional periods, pursuant to instruction from Old Mutual Capital, Inc., if deemed necessary and appropriate and if allowable under existing regulations.

The Old Mutual Insurance Series Fund Liquidating Trust Agreement, dated December 15, 2008, is appended to the Initial Application as Exhibit B.

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ X ]  Yes                      []  No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

•	Custody Fees ($18,591.19)

•	Insurance ($62,731.61)

•	Legal Fees ($19,482.57)

•	Miscellaneous Fees ($765.19)

•	Printing Fees ($64,141.32)

•	Tax Services Fees ($20,589.11)

•	Transfer Agent Fees ($275.26)

•	Trustee Fees ($91.14)

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

A reserve for payment of outstanding liabilities has been established and is being held in the individual custody accounts maintained at the Fund’s custodian, The Bank of New York Mellon, on behalf of each Portfolio.  As of February 23, 2009, all outstanding liabilities noted in response to Item 21(a) have been paid, with the exception of a portion of the liabilities noted in the Insurance and Printing Fees bullet points.  The outstanding Insurance liability of $62,500, as of February 23, 2009, will be invoiced and paid at the time of issuance of post-liquidation insurance coverage, scheduled to occur upon receipt of the Order of Deregistration.  The outstanding Printing Fees liability of $62,364.00 will be paid upon receipt of a final invoice to be issued pursuant to the terms of a Participation Agreement to which Old Mutual Insurance Series Fund and the billing entity were parties.

IV.	Information About Event(s) Leading to Request for Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $44,080.50 (fully paid by the Portfolios as of February 23, 2009)
(ii)	Accounting expenses: no additional liquidation-specific accounting expenses
(iii)	Other expenses (list and identify separately):
•
Establishing and maintaining the liquidating trust: $130,000 ($80,000 remaining to be paid by Old Mutual Capital, Inc. as of February 23, 2009 pursuant to the terms of the Liquidating Trust Agreement – See response to Item 22(c), below.)

•	Insurance: $62,500 ($62,500 remaining to be paid by the Portfolios as of February 23, 2009)

•	Trustee Fees: $4,000 (fully paid by the Portfolios as of February 23, 2009)

(iv) Total expenses (sum of lines (i)–(iii) above):  $240,580.50 (of which $62,500 is remaining to be paid by the Portfolios and $80,000 is remaining to be paid by Old Mutual Capital, Inc.)

(b)	How were those expenses allocated?

Expenses incurred in connection with the establishment and maintenance of the Liquidating Trust ($130,000, as set forth in the first bullet point under Item 22(a)(iii)) have been or will be paid by Old Mutual Capital, Inc., pursuant to the terms of the Liquidating Trust Agreement.  Old Mutual Capital, Inc. may be reimbursed for payment of these expenses from the proceeds of distributions from class action litigation settlements or tax reclaims received by the Liquidating Trust.  Please refer to Schedule D of the Liquidating Trust Agreement, appended to the initial Application as Exhibit B, for further details.

All other expenses incurred in connection with the liquidation (legal expenses of $44,080.50, insurance expenses of $62,500, and trustees fees of $4,000) have been allocated pro rata among the Fund’s Portfolios, based upon each Portfolio’s relative asset size in relation to the overall assets of the Fund.

(c)	Who paid those expenses?

As of February 23, 2009, Old Mutual Capital, Inc. has paid expenses totaling $50,000 in connection with the establishment and maintenance of the Liquidating Trust, and will pay the remaining $80,000 as billed over the life of the Liquidating Trust.  Pursuant to the terms of the Liquidating Trust Agreement, Old Mutual Capital, Inc. is entitled to receive reimbursement for payment of these fees from the tax reclaims and/or class action litigation settlement proceeds received by the Liquidating Trust.  Please refer to Schedule D of the Liquidating Trust Agreement, appended to the Initial Application as Exhibit B, for further detail.

All other expenses incurred in connection with the liquidation were paid, or will be paid, directly by the Fund’s Portfolios, subject to the expense limitation agreements in effect at the time of Liquidation.  As of February 23, 2009, all other expenses incurred in connection with the liquidation have been paid, with the exception of the insurance premium of $62,500, which will be invoiced and paid at the time of issuance of post-liquidation insurance coverage, scheduled to occur upon receipt of the Order of Deregistration.

(d)	How did the fund pay for unamortized expenses (if any)?

All Fund expenses were fully amortized prior to the final liquidation.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[X ]  Yes                      []  No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

Securities and Exchange Commission File No.: 811-08009

An Application for an Order of Deregistration was filed on December 24, 2008.  This filing is an Amendment to that Application.

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[  ]  Yes                      [X]  No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[  ]  Yes                      [X]  No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)State the name of the fund surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the Merger:

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) she has executed this Amendment to Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Old Mutual Insurance Series Fund, (ii) she is the Assistant Treasurer of Old Mutual Insurance Series Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.

/s/ Kathryn A. Burns_______
Kathryn A. Burns